

BB 6/13

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden<br>hours per response . . . 12.00 |

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JUN 05 2007 WASH, D.C. 101

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8 - 65388 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/1/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**McNally Financial Services Corporation**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Tranquil Trail Drive
(No. and Street)

San Antonio (City) Texas (State) 78232-5185 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McNally (210) 545-7080
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PMB Helin Donovan, LLP**
(Name – *if individual, state last, first, middle name*)

**5918 W. Courtyard Drive Suite 400** (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EH 6/13

## OATH OR AFFIRMATION

I, David McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **McNally Financial Services Corporation**, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

DENISE ASTUDILLO
Notary Public, State of Texas
My Commission Expires
JUNE 28, 2010

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MCNALLY FINANCIAL SERVICES CORPORATION**
**Index to Financial Statements and Supplemental Schedule**
**March 31, 2007**

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# MCNALLY FINANCIAL SERVICES CORPORATION

Financial Statements

March 31, 2007
(With Independent Auditors' Report Thereon)

# PMB + Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

## INDEPENDENT AUDITORS' REPORT

To the Stockholder of
McNally Financial Services Corporation:

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation as of March 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNally Financial Services Corporation as of March 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
May 19, 2007

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399 1330
fax (415) 399 9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724 9564
fax (949) 724 9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258 9670
fax (512) 258 5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426 3500
fax (713) 426 3553

# MCNALLY FINANCIAL SERVICES CORPORATION
## Statement of Financial Condition
## March 31, 2007

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 20,952 |
| Receivable from clearing broker-dealer | | 1,310 |
| Clearing deposit | | 25,000 |
| Securities owned, at market value | | 66,063 |
| Fixed assets, net | | 121 |
| Other assets | | 342 |
| **TOTAL ASSETS** | $ | 113,788 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accrued expenses and other liabilities | $ | 11,126 |
| Deferred tax liability, net | | 1,409 |
| Franchise taxes payable | | 522 |
| Total liabilities | | 13,057 |
| **Stockholder's Equity** | | |
| Common stock, voting, 2,000 shares authorized, $.01 par value, 1,000 shares issued and outstanding | | 10 |
| Additional paid-in capital | | 104,411 |
| Retained earnings | | (3,690) |
| Total stockholder's equity | | 100,731 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 113,788 |

See notes to financial statements and independent auditors' report.

**MCNALLY FINANCIAL SERVICES CORPORATION**
**Statement of Operations**
**For the year ended March 31, 2007**

| | | |
|---|---|---|
| **REVENUES** | | |
| Securities commissions | $ | 285,801 |
| Insurance commissions | | 62,364 |
| Trading profit | | 7,203 |
| Interest and other income | | 10,296 |
| Total revenues | | 365,664 |
| **EXPENSES** | | |
| Commission expense | | 217,044 |
| Payroll expenses | | 104,718 |
| Professional fees | | 12,132 |
| Regulatory fees | | 5,964 |
| Advertising | | 3,493 |
| Depreciation | | 316 |
| Insurance | | 2,393 |
| Clearinghouse fees | | 1,779 |
| Other expenses | | 16,908 |
| Total expenses | | 364,747 |
| **INCOME BEFORE INCOME TAXES** | | 917 |
| Franchise tax expense | | 511 |
| Deferred tax expense | | 184 |
| Net income tax expense | | 695 |
| **NET INCOME** | $ | 222 |

See notes to financial statements and independent auditors' report.

**MCNALLY FINANCIAL SERVICES CORPORATION**
**Statement of Changes in Stockholder's Equity**
**For the year ended March 31, 2007**

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balances at March 31, 2006 | $ 10 | 104,411 | (3,912) | $ 100,509 |
| Net income | - | - | 222 | 222 |
| Balances at March 31, 2007 | $ 10 | 104,411 | (3,690) | $ 100,731 |

See notes to financial statements and independent auditors' report.

# MCNALLY FINANCIAL SERVICES CORPORATION
## Statement of Cash Flows
## For the year ended March 31, 2007

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 222 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation expense | | 316 |
| Deferred tax expense | | 184 |
| Change in assets and liabilities | | |
| Receivable from clearing broker-dealer | | 4,930 |
| Other receivables | | 2,266 |
| Securities owned, at market value | | (8,781) |
| Other assets | | (342) |
| Accrued expenses and other liabilities | | (3,064) |
| **Net cash used in operating activities** | | (4,269) |
| **Cash flows from investing activities:** | | - |
| **Cash flows from financing activities:** | | - |
| Net decrease in cash | | (4,269) |
| Cash at beginning of year | | 25,221 |
| **CASH AT END OF YEAR** | $ | 20,952 |

**Supplemental Disclosures of Cash Flow Information:**

| | | |
|---|---|---|
| Interest paid | $ | 85 |

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
**Notes to the Financial Statements**
March 31, 2007

**Note 1 - Nature of Business**

McNally Financial Services Corporation (Company) was incorporated in the State of Texas on April 11, 2002 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in September 2002 and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

**Note 2 - Significant Accounting Policies**

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company's cash balances did not exceed federally insured limits of $100,000 during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

**Note 2 - Significant Accounting Policies (Continued)**

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

**Note 3 - Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2007, the Company had net capital and net capital requirements of $90,359 and $50,000, respectively. The Company's net capital ratio was .14 to 1 at March 31, 2007.

**Note 4 - Income Taxes**

The Company's estimated tax expense for the year ended March 31, 2007 is as follows:

| | | |
|---|---|---|
| Tax at Federal Statutory rate of 15% | $ | 184 |
| Texas Franchise Tax | | 511 |
| Tax expense | $ | 695 |

**Note 4 - Income Taxes (Continued)**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes as of March 31, 2007 are as follows:

| | | |
|---|---|---|
| Deferred tax liabilities: | | |
| Unrealized gain | $ | (2,855) |
| Total deferred tax liability | | (2,855) |
| Deferred tax assets: | | |
| Tax carryforwards and credits | | 1,316 |
| Depreciable assets and other | | 130 |
| Total deferred tax asset | | 1,446 |
| Net deferred tax liability | $ | 1,409 |

**Note 5 - Commitments and Contingencies**

Litigation
The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2007, the Company was not involved in any litigation or active legal actions.

Clearing Agreement
Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

**Schedule I**
**MCNALLY FINANCIAL SERVICES CORPORATION**
**Computation of Net Capital and Aggregate Indebtedness**
**Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**
**As of March 31, 2007**

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 100,731 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Fixed assets | 121 |
| Other assets | 342 |
| Total deductions and/or charges | 463 |
| Net capital before haircuts on securities | 100,268 |
| Haircuts on securities | 9,909 |
| Net capital | $ 90,359 |
| Aggregate indebtedness | |
| Accured expense and other liabilities | $ 11,126 |
| Deferred tax liabilities | 1,409 |
| Franchise taxes payable | 522 |
| Total aggregate indebtedness | $ 13,057 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness) | $ 50,000 |
| Net capital in excess of minimum requirement | $ 40,359 |
| Ratio of aggregate indebtedness to net capital | 0.14 to 1 |
| Reconciliation with company's computation (included in part II of Form X-17A-5 as of March 31, 2007) | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | 95,327 |
| Accounts payable | (3,037) |
| Deferred tax liabilities | (1,409) |
| Franchise tax payable | (522) |
| Net capital per above | $ 90,359 |

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
McNally Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of McNally Financial Services Corporation (the Company), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

**PMB ⊣⊢ Helin Donovan**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

*PMB Helin Donovan, LLP*

May 19, 2007
Austin, Texas

*END*